This confidential draft submission is being submitted confidentially to the U.S. Securities and Exchange Commission on October 20, 2021, and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-___

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CRYPTO 1 ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Crypto 1 Acquisition Corp
1221 Brickell Avenue
Suite 900
Miami, Florida 33131

Tel: (305) 347-5140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Hytha

Chief Financial Officer

Crypto 1 Acquisition Corp
1221 Brickell Avenue
Suite 900
Miami, Florida 33131

Tel: (305) 347-5140

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ari Edelman, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 521-5400	Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Tel: (212) 370-7789

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Security being registered	Amount Being Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one Class A ordinary share, $0.0001 par value, and three-quarters of one redeemable Warrant(2)	23,000,000 Units	$10.00	$230,000,000	$21,321
Class A ordinary shares included as part of the Units(3)	23,000,000 Shares	—	—	—	(4)
Redeemable Warrants included as part of the Units(3)	17,250,000 Warrants	—	—	—	(4)
Total			$230,000,000	$21,321

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Includes 3,000,000 Units, consisting of 3,000,000 Class A ordinary shares and 2,250,000 Redeemable Warrants underlying such Units, which may be issued on exercise of a 45-day option granted to the underwriter.

(3)	Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share capitalizations or similar transactions.

(4)	No fee pursuant to Rule 457(g) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Crypto 1 Acquisition Corp is filing this Amendment No. 1 to its registration statement on Form S-1 (File No. __-____) (the “Registration Statement”) as an exhibit-only filing. Accordingly, this Amendment No. 1 consists only of the facing page, this Explanatory Note, Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibits. The remainder of the Registration Statement is unchanged and has therefore been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC expenses	$21,321
FINRA expenses	35,000
Accounting fees and expenses	50,000
Printing and engraving expenses	35,000
Road show expenses	20,000
Legal fees and expenses	250,000
Nasdaq listing and filing fees	75,000
Miscellaneous	263,679
Total	$750,000

(1)	This amount represents the approximate amount of annual director and officer liability insurance premiums the registrant anticipates paying following the completion of its initial public offering and until it completes an initial business combination.

Item 14.     Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. Our amended and restated memorandum and articles of association also will permit us to purchase and maintain insurance on behalf of any officer or director who at the request of the company is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability as provided in the amended and restated memorandum and articles of association. We will seek to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.     Recent Sales of Unregistered Securities.

On June 16, 2021, the Company issued an aggregate of 5,750,000 founder shares to Crypto 1 Sponsor LLC, the Company’s sponsor, for a subscription price of $25,000, or approximately $0.004 per share, 750,000 of which are subject to forfeiture in the event the underwriters’ option to purchase additional units is not exercised in full. Such shares are fully paid. The founder shares are identical to the Class A ordinary shares included in the units being sold in this offering, except as described herein. However, the holders have agreed (i) to vote any shares owned by them in favor of any proposed business combination and (ii) not to redeem any shares in connection with a shareholder vote or tender offer to approve or in connection with a proposed initial business combination. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Our sponsor is an accredited investor for purposes of Rule 501 of Regulation D under the Securities Act. The sole business of our sponsor is to act as the company’s sponsor in connection with this offering.

Our sponsor has committed to purchase from us an aggregate of 6,400,000 warrants (or 7,000,000 warrants if the underwriters’ option to purchase additional units is exercised in full), or private placement warrants, at a price of $1.00 per warrant (approximately $6,400,000 in the aggregate, or $7,000,000 if the option to purchase additional units is exercised in full) in a private placement that will close simultaneously with the closing of this offering. Each private placement warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. These issuances will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16.     Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Memorandum and Articles of Association.
3.2	Form of Amended and Restated Memorandum and Articles of Association.
4.1	Specimen Class A Ordinary Share Certificate.
4.2	Specimen Warrant Certificate.
4.3	Specimen Unit Certificate.
4.4	Warrant Agreement.
5.1	Opinion of Maples and Calder (Dubai) LLP.*
5.2	Opinion of Reed Smith LLP*
10.1	Promissory Note, dated June 16, 2021, issued to the Sponsor.
10.2	Securities Subscription Agreement, dated June 16, 2021, between the Registrant and the Sponsor.
10.3	Form of Letter Agreement between the Registrant and the Sponsor.
10.4	Form of Letter Agreement between the Registrant and each director, director nominee and executive officer of the Registrant.
10.5	Form of Investment Management Trust Agreement.
10.6	Form of Registration Rights Agreement.
10.7	Form of Private Placement Warrants Purchase Agreement.
10.8	Form of Indemnity Agreement.
10.9	Form of Administrative Services Agreement between the Registrant and the Sponsor.
14	Form of Code of Ethics.
23.1	Consent of BDO USA, LLP
23.2	Consent of Maples and Calder (Dubai) LLP (included in Exhibit 5.1).*
23.3	Consent of Reed Smith LLP (included in Exhibit 5.2).*
99.1	Consent of David Maloy.
99.2	Consent of Jeffrey Singer.
99.3	Consent of Alvin Eng.
99.4	Consent of Matthew Krna.
99.5	Consent of Faisal Galaria.
99.6	Form of Audit Committee Charter.
99.7	Form of Compensation Committee Charter.
99.8	Form of Nominating and Corporate Governance Committee Charter.

*	To be filed by amendment.

(b)	Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17.     Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oakland, California, on the [    ] day of [    ], 2021.

KNOW ALL BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Dr. Najamul Kidwai, Michael (Xu) Zhao, and David Hytha, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Crypto 1 Acquisition Corp

By:
	Name:	David Hytha
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Dr. Najamul Kidwai	Founder, Chairman and Director	[ ], 2021

Michael (Xu) Zhao	Founder, Chief Executive Officer and Director
	(Principal Executive Officer)	[ ], 2021

David Hytha	Chief Financial Officer (Principal Financial and Accounting Officer)	[ ], 2021